UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Endeavour Capital Partners LLC

Legal status of issuer

> *Form*
> Limited liability company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> December 4, 2019

Physical address of issuer
350 Main Street, Suite E, Seal Beach, CA 90740

Website of issuer
https://www.endeavourar.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$3,000,000

Deadline to reach the target offering amount
February 5, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$111,375	$42,429
Cash & Cash Equivalents	$25,257	$0
Accounts Receivable	$0	$0
Short-term Debt	$178,021	$12,429
Long-term Debt	$0	$0
Revenues/Sales	$24,335	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	-$307,729	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 2, 2021

Endeavour Capital Partners LLC



Up to $3,000,000 of Crowd Notes

Endeavour Capital Partners LLC ("Endeavour", "Endeavour", the "Company", "we", "us", or "our"), is offering up to $3,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 5, 2022. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $280,000 under the Combined Offerings (the "Closing Amount") by February 5, 2022, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 21, 2022 will be permitted to increase their subscription amount at any time on or before February 5, 2022 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 21, 2022. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $3,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 5, 2022, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.endeavourar.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://www.seedinvest.com/endeavour

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Endeavour Capital Partners LLC ("the Company") is a Delaware limited liability company, incorporated on December 4, 2019.

The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

The Company is located at 350 Main Street, Suite E, Seal Beach, CA 90740.

The Company's website is https://www.endeavourar.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/endeavour and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$3,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	February 5, 2022
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, and 15 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Investor information may be subject to periodic audits by the Department of Defense and other governmental agencies. Investors in the Company acknowledge that the Company and its owners are subject to periodic audits by the Department of Defense and other governmental agencies (the "Governmental Audits"). In order to comply with the Governmental Audits, the Company may be required to share certain information provided by the Investor. Investor further acknowledges that based upon such Governmental Audits, the Company has the right, in its discretion, to terminate this Crowd Note with respect to any Investor and to return Investor's capital and accrued interest in satisfaction of all rights and obligations under this Crowd Note.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is a balance sheet lender, utilizing an external debt facility to originate loans directly to small businesses and businesses with Government Grants. The underlying loans are unsecured and may experience principal loss in the event of shortfalls in repayment by the small businesses. The Company is required to make monthly interest payments to the debt provider who has recourse in the event of a default by the Company.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company's Board does not hold regular meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Limited Liability Company and Delaware does not legally require its entities to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin holding regular meetings or keeping board meeting minutes.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with James Parker or Christopher Lay. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if James or Christopher were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $307,729, and liquid assets in cash of only $25,257 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company has conducted Related Party Transactions. The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

The Company has a $50MM loan service agreement established with CoVenture; and a $250,000 Subordinated Note established with Alternative Capital Investments.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $18,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $18,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $18,000,000 valuation cap, so you should not view the $18,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

ENDEAVOUR works with National Defense, Intelligence Community, Cybersecurity and Space government contractors, providing non-dilutive financing to help smooth cash flows and ensure execution on our Nation's most vital challenges.

We do this via AR funding – buying Accounts Receivable to allow small-to-medium sized contractors to accelerate their collection cash flow ahead of the traditionally slow government payment cycle.

THE CHALLENGE: Space and Defense entrepreneurs lack access to traditional financing. Mainstream VCs are turned off by the government customer, and traditional banks typically refuse to issue long term loans against short term contracts that can be cancelled at any time without penalty. Additionally, traditional bank financing is often unavailable due to the highly technical (and often classified) nature of work, predominantly early IP assets, and Government-derived revenue.

THE SOLUTION: Endeavour's Balance Sheet-as-a-Service. We buy issued, verified invoices that are tied to government contracts, providing much needed cash flow support to growing businesses and government customer-focused entrepreneurs, while taking credit (in the form of Accounts Receivable) from the best creditor out there, the US Federal Government.

Additionally, we are committed to giving back 50% of our net profits to charities that serve the Veteran and Military Family communities; taking care of those who take care of us.

We are currently one of approximately 50 entities (and the ONLY provider of non-dilutive capital) to be approved as a DoD Trusted Capital Partner, and as such, have been cleared to finance critical National Security programs.

Business Plan

As a US Department of Defense Trusted Capital Provider, Endeavour provides working capital to the nation's most critical industries, including: Defense, Intelligence, and Space.

We are a Balance Sheet as a Service (BSaaS) platform geared towards originating and transacting with our client base on a scale of >$1.0 Billion, and we do so by leveraging our Mission-Oriented Funding business model.

Additionally, providing exceptional service is simply not enough. That's why we're moved to invest 50% of our after-tax profits in charities that support our veterans, their families, and their communities.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.07% of the proceeds, or $31,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 7.83% of the proceeds, or $235,000, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales & Marketing	75%	75%	85%
Salaries	20%	20%	10%
R&D	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Christopher Lay	Founder	Full Time Founder (January 2020 - Present). Strategic growth, Portfolio Management, Operations and Oversight Second Wave Capital Management. Full Time Chief Executive Officer, Wave Crest Financial (October 2018 - December 2019). Source, qualify, and purchase a single privately-held company that is well-situated to thrive for 3-5 years, prior to exit/ realization.
James Parker	Founder	Full Time Founder (December 2019 - Present). Strategic growth, Portfolio Management, Operations and Oversight MedMen. Full Time Chief Financial Officer (January 2018 - November 2018). Provide strategic management of the accounting and finance functions of the company

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms

Common Units	420,575	Yes	N/A	N/A	100%	N/A

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership

A majority of the Company is owned by Christopher Lay and James Parker.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christopher Lay	206,081.89 Common Units	49%
James Parker	206,081.89 Common Units	49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Endeavour Capital Partners, LLC was incorporated on December 4, 2019 in the state of Delaware. The financial statements of Endeavour Capital Partners, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seal Beach, California.

The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

We empower the entrepreneurial communities that traditional financing overlooks. Our mission is to support entrepreneurs and their communities by bridging the gap in underbanked industries through A/R finance and asset-based lending. Invoice factoring and A/R funding are types of asset-based lending available to startups that work in the Government, Defense and Intelligence space. Our clients are our partners in support of social and economic progress for people around the world.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $448,620.09 in cash on hand as of October 8, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Crowd Notes are being offered with a valuation cap of $18,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company has $610,000 of outstanding SAFE notes, which are convertible to equity at a 15% discount to any subsequent fundraising and not subject to a valuation cap.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $18,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $18,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $280,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

The Company has a $50MM loan service agreement established with CoVenture; and a $250,000 Subordinated Note established with Alternative Capital Investments.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christopher Lay
_____
(Signature)

Christopher Lay
_____
(Name)

Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher Lay
_____
(Signature)

Christopher Lay
_____
(Name)

Founder
_____
(Title)

November 2, 2021
_____
(Date)

/s/James Parker
_____
(Signature)

James Parker
_____
(Name)

Founder
_____
(Title)

November 2, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ENDEAVOUR CAPTIAL PARTNERS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Endeavour Capital Partners, LLC
Seal Beach, CA

Opinion

We have audited the financial statements of Endeavour Capital Partners, LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Endeavour Capital Partners, LLC, as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Endeavour Capital Partners LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Endeavour Capital Partners LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Endeavour Capital Partners LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Endeavour Capital Partners LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 11, 2021

For the years ended		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	25,257	$	-
Other Current Assets				
Factoring Portfolio Assets		6,118		41,429
Investment in SPV		50,000		-
Contribution Receivable		30,000		-
Total Other Current Assets		86,118		41,429
Property and equipment, net		-		1,000
TOTAL ASSETS	$	111,375	$	42,429
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts Payable		164,378		-
Credit Cards		11,807		-
Factoring Liabilities		1,836		12,429
Total Current Liabilities		178,021		12,429
Total Liabilities		178,021		12,429
Equity:				
Common Stock				
Preferred Stock				
Paid in Capital		241,084		30,000
Retained Earnings		(307,729)		-
Total Equity		(66,646)		30,000
TOTAL LIABILITIES AND EQUITY		111,375		42,429

See accompanying notes to the financial statements

Endeavour Capital Partners LLC
STATEMENTS OF OPERATIONS

For the periods ended	2020	2019
(USD $ in Dollars)		
Net revenue	$ 24,335	$ -
Gross profit	24,335	-
Operating expenses		
General and administrative	278,758	-
Sales and marketing	49,891	-
Client servicing	2,415	-
Total operating expenses	331,064	-
Operating income/(loss)	(306,729)	-
Interest expense	-	-
Other Loss/(Income)	-	-
Write off of Fixed Assets	1,000	-
Income/(Loss) before provision for income taxes	-	-
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	(307,729)	-

See accompanying footnotes to the financial statements

Endeavour Capital Partners LLC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Paid in Capital	Retained Earnings	Total
(USD $ in Dollars)			
Beginning Balance Corporation inception	$ -	$ -	$ -
Paid in capital	30,000	-	30,000
Net income/(loss) from operations	-	-	-
Ending Balance December 31, 2019	30,000	-	30,000
Paid in capital	211,084	-	211,084
Net (loss) from operations	-	(307,729)	(307,729)
Ending Balance December 31, 2020	$ 241,084	$ (307,729)	$ (66,646)

See accompanying footnotes to the financial statements

Endeavour Capital Partners LLC
STATEMENTS OF CASH FLOWS

For the years ended	2020	2019
(USD $ in Dollars)		
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (307,729)	$ -
Adjustments to reconcile net income to cash provided/(used) by operating activities:		
Write-off of fixed assets	1,000	
Changes in operating assets and liabilities:		
Factoring Portfolio Assets	35,310	(41,429)
Accounts Payable	164,378	-
Credit Cards	11,807	-
Factoring Liabilities	(10,593)	12,429
Net cash used by operating activities	(105,827)	(29,000)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in SPV	(50,000)	-
Purchase of property and equipment	-	(1,000)
Net cash used in investing activities	(50,000)	(1,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution receivable	(30,000)	-
Increase in paid-in capital	211,084	30,000
Net cash provided by financing activities	181,084	30,000
Net change in cash and cash equivalents	25,257	-
Cash at beginning of period	-	-
Cash at end of period	$ 25,257	$ -
Supplimental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accompanying footnotes to the financial statements

1.   NATURE OF OPERATIONS

Endeavour Capital Partners, LLC was incorporated on December 4, 2019 in the state of Delaware. The financial statements of Endeavour Capital Partners, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seal Beach, California.

We empower the entrepreneurial communities that traditional financing overlooks. Our mission is to support entrepreneurs and their communities by bridging the gap in underbanked industries through A/R finance and asset-based lending. Invoice factoring and A/R funding are types of asset-based lending available to startups that work in the Government, Defense and Intelligence space. Our clients are our partners in support of social and economic progress for people around the world.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Factoring Receivables

Factoring receivables are recorded at net realizable value or the amount that the Company expects to collect on gross factoring receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Lives
Furniture and Fixtures	5 years
Computers	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership during 2020. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2019 through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company will recognize revenues primarily from the factoring of client's receivables when (a) persuasive evidence that an agreement exists; (b) the payment of factored accounts has been received; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 11, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and has concluded that it does not have a material impact on our operations.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and has concluded that it does not have a material impact on our operations.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have evaluated the effect that the updated standard and has concluded that it does not have a material impact on our operations.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CONCENTRATION OF CREDIT RISK

Factoring Portfolio Assets

As of December 31, 2020, the Company had one major client for which they are acting as a factor for their accounts receivable.

4.   RELATED PARTY

The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

The Company has a $50MM loan service agreement established with CoVenture; and a $250,000 Subordinated Note established with Alternative Capital Investments.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Endeavour Capital Partners LLC is owned by Christopher Lay (48%) and James Parker (48%), who are both officers of the company. All other equity holders are <3%, non-operating.

6.   COMMITMENTS AND CONTINGENCIES

Operating lease

On December 1st, 2019 the company entered into a leasing contract with Main & PCH, LLC for its office building located at 350 Main Street, Suite E, Seal Beach, California. The contract is valid for 1 year from the contract date, unless sooner terminated. The lease also provides for a delay in commencement should the lessor be unable to provide access to the lease space on the date of contract execution. The company took possession of the space on March 1, 2020. If lease is not renewed, lease term automatically converts to a month to month. Once this lease converts to a month to month lease, Lessee may terminate this Lease upon Sixty (60) days written notice which notice may not set forth an effective date of termination other than the last business day of a calendar month. The monthly rent is $1,500 per month.

Rent expense was in the amount of $15,000 and $0 as of December 31, 2020, and 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 11, 2021 the date the financial statements were available to be issued.
On May 4, 2021, former employee, sent a demand letter through his attorney alleging wrongful termination and retaliation, breach of contract, and quantum meruit for unpaid compensation. On July 9, 2021, the parties executed a settlement that included a general release in the amount of $92,500, fully resolving the former employee's claims. The matter is fully resolved.

On August 10, 2021 the Company entered into a long term lease of office space for a term of 76 months. The first 12 months rent is $50,398. The lease provides for an annual rate increase of 3% on the anniversary of the rent commencement date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $307,729, and liquid assets in cash of only $25,257 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned

Endeavour Capital Partners LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020, AND 2019

development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


ENDEAVOUR
Balance Sheet as a Service Firm Serving
US National Defense & Space
DISCLAIMER
This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.
ENDEAVOUR - PROPRIETARY & CONFIDENT

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.endeavourar.com

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ENDEAVOUR is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Department of Defense Trusted Capital Provider - vetted by the Pentagon and approved to finance National Security projects. The only non-dilutive option in the Trusted Capital Marketplace
- Secured Capital Facility with Coventure ($1B+ AUM institutional credit fund), providing leverage for up to $1B in invoice purchases annually (based on $100M facility turning 10+ times per year)
- Portfolio yields of 40%+, and the 'loan tape' is performing with 0% dilution, 0% default
- Double bottom line business model - 50% of profits are reinvested in non-profits serving the Veteran and Military Family communities (while we are pre-profit, we have already begun reinvesting into these communities)
- $2.7T market, with a 13% average projected growth rate across Defense, Intelligence, Space, and Cyber & IT over the next 5 years

Fundraise Highlights

- Total Round Size: US $3,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $18,000,000
- Target Minimum Raise Amount: US $280,000
- Offering Type: Side by Side Offering

ENDEAVOUR exists to deploy $1B+ of capital into the US National Defense and Space Industries through our unique Balance Sheet as a Service (BSaaS) approach, with the goal of becoming the default financial services provider for a currently underfunded ecosystem.

ENDEAVOUR works with National Defense, Intelligence Community, Cybersecurity and Space government contractors, providing non-dilutive financing to help smooth cash flows and ensure execution on our Nation's most vital challenges.

We do this via AR funding – buying Accounts Receivable to allow small-to-medium sized contractors to accelerate their collection cash flow ahead of the traditionally slow government payment cycle.

THE CHALLENGE: Space and Defense entrepreneurs lack access to traditional financing. Mainstream VCs are turned off by the government customer, and traditional banks typically refuse to issue long term loans against short term contracts that can be cancelled at any time without penalty. Additionally, traditional bank financing is often unavailable due to the highly technical (and often classified) nature of work, predominantly early IP assets, and Government-derived revenue.

THE SOLUTION: Endeavour's Balance Sheet-as-a-Service. We buy issued, verified invoices that are tied to government contracts, providing much needed cash flow support to growing businesses and government customer-focused entrepreneurs, while taking credit (in the form of Accounts Receivable) from the best creditor out there, the US Federal Government.

Additionally, we are committed to giving back 50% of our net profits to charities that serve the Veteran and Military Family communities; taking care of those who take care of us.

We are currently one of approximately 50 entities (and the ONLY provider of non-dilutive capital) to be approved as a DoD Trusted Capital Partner, and as such, have been cleared to finance critical National Security programs.

All investors will be required to be a US National, as well as give permission to share information with the Department of Defense, Office of the Undersecretary of Defense and Sustainment as necessary.

Media Mentions

   

The Team

Founders and Officers



James Parker
FOUNDER

Successful public listing of high-growth consumer good start-up at $1.6B valuation (CFO)

Raised $500MM+ in debt and equity (CFO)

Restructured $1B+ in Corporate Debt

Turnaround and Restructuring, Alvarez & Marsal

Lockheed, Northrop, United Space Alliance, Raytheon - operations, engineering and finance.

MBA (USC), Astrophysics (Rice)



Christopher Lay
FOUNDER

Successful venture exit to Corp VC (healthtech)

Negotiated >$45M equity structures with Limited Partners, and debt terms >$85M with senior lenders

Multiple successful capital raises amongst 50+ institutional funds and family offices

DARPA, SBIR Funded Research Scientist

MBA (USC) & PhD, Neurobiology (UC Irvine)

Notable Advisors & Investors

 **General Michael Barbero**    **Ken Campbell**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $280,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $18,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While ENDEAVOUR has set an overall target minimum of US $280,000 for the round, ENDEAVOUR must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to ENDEAVOUR's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Sales & Marketing   ● Salaries   ● R&D   ● Sales & Marketing   ● Salaries   ● R&D

Investor Perks

Early Bird Investor Perks: All investors who invest by Friday, [MONTH] [DATE], will get entered into a raffle for the opportunity to attend a rocket launch. One investor and a friend of their choice will be selected in a random drawing to win a group viewing of a Launch from Vandenberg SFB (public viewing options) inclusive of travel to California, winery visit, food, and lodging

Tier 1: Investors who invest $5,000 - $9,999 will receive a custom Endeavour Space Force K-Bar Knife

Tier 2: Investors who invest $10,000 - $19,999 will receive an invitation to Beers & Berets - craft brewery get together in Southern California with Daniel Elkins (Reserve Duty Green Beret and founder of Special Operations Association of America) + Tier 1 perks

Tier 3: Investors who invest $50,000 or more will receive an invitation to attend a group viewing of a Launch from Vandenberg SFB (public viewing options) inclusive of a transportation to launch, winery visit and food + Tier 2 perks.

SPECIAL CLIENT PERK:

Any Endeavour investor who is also a client, will get automatic enrollment into our "Escape Velocity" preferred partner program with guaranteed pricing and advance rates for the life of the business relationship.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.



Seed	
Round Size	US $610,000
Closed Date	Aug 10, 2020
Security Type	SAFE Note

Market Landscape



Small and Medium Sized Enterprise Defense, Space, and Cybersecurity Market Size (Billions USD)
Source: Bloomberg Government

The US National Defense & Space market is vast and expanding rapidly. While traditional large Aerospace & Defense companies immediately jump to mind, the truth is the market includes more than 212,000 prime and subcontractors of all sizes, and the US government purposefully allocates certain percentage of contracts for "set-asides" – Small Businesses, Service Disabled Veteran Owned Small Businesses (SDVOSB), Women-owned, and Minority owned businesses in order to keep the innovation ecosystem alive.

National Defense & Space Contracting spending surged to $2.7 trillion in FY21, and the 5-year CAGR is currently projected at 13.3%. In addition, the classified annex is currently estimated at (conservatively) 10x the publicly available data. Defense Systems, IT, and Satellites offer biggest opportunities.

With the rise of a globally ambitious China and the resurgence of a newly emboldened Russia, a new era of Great Power Conflict is upon us – Cold War 2.0. But unlike the previous Cold War, the strategies will be varied and complex. Gone are the days of marching missiles through Red Square in a show of power. This conflict will be fought across a variety of realms – traditional, tactical special ops, cyber, and space.

- The US Defense budget is projected to grow at a 10% CAGR for the next 5 years, resulting in a $781B market

- Cybersecurity currently represents $974B across 27,185 active contracts, and growing 7.5% CAGR. USAF Cyber budget alone is up 72.2% YoY

- Space industry is growing at a 10.6% CAGR, and is expected to reach $1.1T in 2040

The most innovative of firms, always technical, sometimes dealing with classified projects are almost always under-served when it comes to traditional lending. 150,000 companies will be joining the more than 200,000 prime and subcontractors already servicing this space.

 We're here to help them.

Risks and Disclosures

Investor information may be subject to periodic audits by the Department of Defense and other governmental agencies. Investors in the Company acknowledge that the Company and its owners are subject to periodic audits by the Department of Defense and other governmental agencies (the "Governmental Audits"). In order to comply with the Governmental Audits, the Company may be required to share certain information provided by the Investor. Investor further acknowledges that based upon such Governmental Audits, the Company has the right, in its discretion, to terminate this Crowd Note with respect to any Investor and to return Investor's capital and accrued interest in satisfaction of all rights and obligations under this Crowd Note.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is a balance sheet lender, utilizing an external debt facility to originate loans directly to small businesses and businesses with Government Grants. The underlying loans are unsecured and may experience principal loss in the event of shortfalls in repayment by the small businesses. The Company is required to make monthly interest payments to the debt provider who has recourse in the event of a default by the Company.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company's Board does not hold regular meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Limited Liability Company and Delaware does not legally require its entities to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin holding regular meetings or keeping board meeting minutes.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with James Parker or Christopher Lay. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if James or Christopher were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $307,729, and liquid assets in cash of only $25,257 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company has conducted Related Party Transactions. The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

The Company has a $50MM loan service agreement established with CoVenture; and a $250,000 Subordinated Note established with Alternative Capital Investments.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ 🗀 Financials (2 files)	Sep 4, 2021	Folder
⟩ 🗀 Fundraising Round (1 file)	Sep 4, 2021	Folder
⟩ 🗀 Miscellaneous (4 files)	Sep 4, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in ENDEAVOUR

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by ENDEAVOUR. Once ENDEAVOUR accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to ENDEAVOUR in exchange for your securities. At that point, you will be a proud owner in ENDEAVOUR.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, ENDEAVOUR has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now ENDEAVOUR does not plan to list these securities on a national exchange or another secondary market. At some point ENDEAVOUR may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when ENDEAVOUR either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is ENDEAVOUR's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the ENDEAVOUR's Form C. The Form C includes important details about ENDEAVOUR's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



ENDEAVOUR

Balance Sheet as a Service Firm Serving

US National Defense & Space

DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

ENDEAVOUR exists to deploy **$1B+** of capital into the US National Defense and Space Industries through our unique Balance Sheet as a Service (BSaaS) approach, with the goal of becoming the **default financial services** provider for a currently underbanked ecosystem.

The US National Defense & Space Market is Vast and Expanding Rapidly

$2.7T

National Defense & Space Contracting spending surges to $2.7 trillion in FY21

The 5-year CAGR is currently projected at 13.3%

213,025+

The number of prime and subcontractors has grown to 212,625+

Defense Systems, IT, and Satellites offer biggest opportunities

10X

Classified annex is currently estimated at (conservatively) 10x the publicly available data

Space & Defense entrepreneurs lack access to financing

Traditional bank financing is unavailable due to highly technical (and often classified) nature of work, predominantly early IP assets, and Government-derived revenue.

Consequently, operators are forced to pick between pursuing risky commercial-scale operations or run lean government contracting operations.



83.4%

83.4% of commercial loan requests by SMEs are rejected



81.7%

81.7% of small business fail due to poor cash flow

SOLUTION

Balance Sheet as a Service

ENDEAVOUR provides clients with working capital by purchasing invoices at a slight discount.

Invoice purchases are backed by the US Federal Government/ Tier I, Investment-Grade companies.

We are the **ONLY** BSaaS company transacting with clients working on classified projects.


ENDEAVOUR
Payment
Working Capital
Goods & Services
TIER I PAYORS
CONTRACTORS
Defense
Intelligence
Space

Small Businesses are driving big numbers in Defense & Space

New Era of Great Power Conflict

US Defense budget is projected to grow at a **10% CAGR** for the next 5 years, resulting in a **$781B market**

Cyber security more important than ever before

$974B across 27,185 active contracts, and growing **7.5% CAGR**. US Fed ranks Cybersecurity as Highest Risk Issue. **USAF Cyber budget** alone is up **72.2% YoY**

The space industry is growing at a **10.6% CAGR**, and is expected to reach **$1.1T in 2040**





$350B

2021

$1.1T

2040

GO TO MARKET

BSaaS for US National Defense & Space





ENDEAVOUR is an official Department of Defense Trusted Capital Provider, and a preferred financing partner of the US Army, US Airforce Research Labs, & US Space Force accelerator programs







14,097
14,097 subscribers to non-traditional digital marketing channels

22,388
Prospects in Pipeline

76
Venture & Industry Referral Partners

High Barriers & Margins, Efficient Scalability, Recurring Revenues



Clients

2020
2021 — 18
2022 — 66
2023 — 162
2024 — 354

$0
$17.5M
$35M
$52.5M
$70M

15 Fifteen Clients On Platform

>$50M Institutional Capital Raised*

>40% Historical Gross Yield

>$1.0B Annual Invoice Purchasing Capacity



*Endeavour has secured a Capital Facility with Coventure ($1B+ AUM institutional credit fund), providing leverage for up to $1B in invoice purchases annually (based on $100M facility turning 10+ times per year)



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Our proprietary platform offers distinct advantages

Unique Origination Channel

We are the only BSaaS platform that transacts on classified projects, with exclusive partnerships directly with the US Federal Government

Innovative Underwriting & Risk Management

ENDEAVOUR employs a natural language, machine-learning engine for collateral and portfolio management

Capital Structure Designed for Yield Maximization

Transactions are fully capitalized via our institutional backing, which means equity investors enjoy a projected cash-yielding investment

Superior Collections & Servicing

We are registered with the US General Services Administration, receiving payment directly from Federal payors

Critical Barrier to Entry

We are the ONLY BSaaS organization to have been recognized as a 'Trusted Capital Provider' by the Department of Defense.

MISSION-ORIENTED

ENDEAVOUR exists to support the communities we do business with and was designed to give back.

Double bottom line business model – Endeavour reinvests 50% of our after-tax profits in non-profits serving the Veteran and Military Family communities (while we are pre-profit, we have already begun reinvesting into these communities)

We sit on the Board of Directors for:







SOAA SPECIAL OPERATIONS ASSOCIATION OF AMERICA

VEP | VETERANS EDUCATION PROJECT

30+ years of combined experience in Finance & Government Service

Seasoned US National Defense contractors, professional investors and operators. We are deeply embedded in the community and have expert technical understanding.



Chris Lay
Founder

★ Venture-backed healthtech startup

★ Negotiated >$45M equity structures with Limited Partners, and debt terms >$85M with senior lenders

★ Multiple successful capital raises amongst 50+ institutional funds and family offices

★ MBA (USC) & PhD, Neurobiology (UC Irvine)



James Parker
Founder

★ Successful public listing of high-growth consumer good start-up at $1.6B valuation (CFO)

★ Raised $500MM+ in debt and equity (CFO)

★ Restructured $1B+ in Corporate Debt

★ Turnaround and Restructuring, Alvarez & Marsal

★ Lockheed, Northrop, United Space Alliance, Raytheon

★ MBA (USC), Astrophysics (Rice)

A vast network of high-level relationships and a deep understanding of global geopolitics



Ken Campbell
C-Level Business Leader

★ Founder of multiple venture-backed high-tech startups with successful exits; $100Ms in venture capital raised

★ Extensive experience in Board of Directors and Strategic Development roles, both private and publicly-listed companies

★ Former CEO of cutting-edge US Defense Contracting firm, having held a TS-level clearance



General Michael Barbero
US Army Lieutenant General (Ret)

★ 3 combat tours of duty across 46 months as a General Officer, including as Chief of Operations for all US, Coalition and Iraqi forces during the 2007-2008 "Surge"

★ Director, Joint Improvised Explosive Device Defeat Organization, including rapid acquisition authority, >$2B annually

★ Managed a $13 Billion Military Sales program during his service

A cash-yielding platform with institutional capital backing, and strategic leverage

$10B

Multiple specialty finance firms, with portfolios in excess of $10B, have an interest in accessing and transacting in the US Federal space.

100%

Our platform is established: Endeavour's secured capital facility with Coventure (institutional credit fund) provides funding sufficient to cover 100% of our transactions.

30%

Projected distribution of free cash flow every year as dividends

>$1M

Skin in the Game: >$1M of Founder and F&F Investor capital to-date, and 18mo of full-time Founder time invested

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Please see Data Room for additional detail regarding the assumptions underlying these projections.

ENDEAVOUR is currently raising capital to pursue aggressive growth

We are the **ONLY** Fintech company offering Balance Sheet as a Service (BSaaS) for the US Space & Defense industries.



USE OF PROCEEDS INCLUDE

5% R&D

Further evolve our AI-driven, collateral and portfolio management systems for continuous product improvement

10% TEAM EXPANSION

Hiring and training of additional core team members

85% CUSTOMER ACQUISITION

Test new marketing materials and calibrate our AI models. Develop larger, deeper partnerships w/ DoD & Primes (etc.)



THANK YOU!

MISSION-DRIVEN, EXPERT VERTICAL FOCUS, BSaaS PLATFORM

For further information, please review:

Seedinvest.com/ENDEAVOUR